Exhibit 18

February 27, 2012

MedAssets, Inc.

Alpharetta, Georgia

We have audited the consolidated balance sheets of MedAssets, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years ended December 31, 2011 and 2010, and have reported thereon under date of February 27, 2012. The aforementioned consolidated financial statements and our audit reports thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2011. As stated in Note 1 to those financial statements, the Company changed its annual goodwill impairment testing date in accordance with FASB ASC Topic 350, Intangibles — Goodwill and Other, from December 31 to October 1 and states that the newly adopted accounting principle is preferable in the circumstances because it provides additional time prior to the Company’s year-end to complete the goodwill impairment testing and report the results in its annual report on Form 10-K. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP